August 27, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patricia Williams

Re:                               The Alger Funds
Registration Statement on Form N-14
(File Nos.: 811-1355, 33-4959)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the above-referenced Registration Statement be accelerated so that it will become effective on September 8, 2008 at 9:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

THE ALGER FUNDS

By:	/s/	Lisa A. Moss
Lisa A. Moss
Assistant Secretary